Exhibit 21.1

Subsidiaries of SOC Telemed, Inc.*

Name of Subsidiary	Jurisdiction of Organization
Specialists On Call, LLC	Delaware
Access Physicians Management Services Organization, LLC	Texas

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of SOC Telemed, Inc. are omitted because, considered in the aggregate, they would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X).